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+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549

[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported
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1.  Name and Address of Reporting Person*

      Barlas                         Ned                            E.
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        (Last)                      (First)                        (Middle)

                c/o Axeda Systems Inc. 257 Great Valley Parkway
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                                   (Street)

     Malvern                        PA                                19355
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        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol    Axeda Systems Inc (XEDA)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
               --------------

4.  Statement for Month/Year       12/2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [_] Director    [x] Officer             [_] 10% Owner    [_] Other
                        (give title below)                       (specify below)

    Senior Vice President and Chief Legal Officer

7.  Individual or Joint/Group Filing (check applicable line)

     x  Form filed by One Reporting Person
    ---
    ___ Form filed by More than One Reporting person

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at            Direct       Bene-
                                Day/                                                    End of              (D) or       ficial
                                Year)                  -----------------------------    Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
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* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                 SEC 2270 (3-99)

FORM 5 (continued)    Table II--Derivative Securities Acquired, Disposed of, or
                            Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                                                   ---------------------------
                                                                                                         (A)         (D)
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Options to Acquire Common              7.81              7/19/00                  A                   12,000
       Stock/1/
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Options to Acquire Common              2.15             06/05/01                  A                    1,000
       Stock/2/
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Options to Acquire Common              0.01              6/20/01                  A                   50,000
       Stock/3/
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Options to Acquire Common              2.00              12/7/01                  A                   25,000
       Stock/1/
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6. Date Exer-          7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Na-
   cisable and            Underlying Securities             of               of Deriv-             ship               ture
   Expiration             (Instr. 3 and 4)                  Deriv-           ative                 of De-             of In-
   Date                                                     ative            Secur-                rivative           direct
   (Month/Day/                                              Secur-           ities                 Secu-              Bene-
   Year)                                                    ity              Bene-                 rity:              ficial
                                                            (Instr. 5)       ficially              Direct             Owner-
 --------------------------------------------                                Owned                 (D) or             ship
 Date          Expira-              Amount or                                at End                Indi-              (Instr. 4)
 Exer-         tion         Title   Number of                                of Year               rect (1)
 cisable       Date                 Shares                                   (Instr. 4)            (Instr. 4)
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 7/19/04       7/18/10      Common    12,000                  7.81                                     (D)                 -
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  6/5/02        6/4/11      Common     1,000                  2.15                                     (D)                 -
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 6/20/02       6/19/11      Common    50,000                  0.01                                     (D)
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12/07/05       12/6/11      Common    25,000                  2.00            131,833                  (D)
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Explanation of Responses:
/1/ These options vest as follows: 25% after one year and the remainder in equal installments over 36 months (1/36 per month).
/2/ These options will vest as follows: full vesting after one year of the vesting commencement date
/3/ These options will vest as follows: vesting over a one year period on a monthly basis (1/12 per month)

       --------------------------------  -----------------
       **Signature of Reporting Person        Date

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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